July 23, 2021

BY EDGAR

Jeffrey Lewis
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC

Draft Registration on Form S-1

Submitted June 2, 2021

CIK No. 0001862068

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 17, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted via EDGAR on June 2, 2021.

The Company is concurrently filing via EDGAR Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

General

1.	We note the warrants are exercisable 30 days following completion of the initial business combination. Therefore, because the warrants could be exercisable in less than a year the common stock underlying the warrants are required to be registered with this offering. While the fee table reflects the registration of the common stock underlying the warrants, we note the disclosure on page 13 and the risk factor on page 50 that you are not registering the common stock underling the warrants at this time. Please revise to clearly reflect throughout the prospectus that this registration statement covers the common stock underlying the warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13 and 48 of the Form S-1 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC